Schering AG speeds up research with enhanced chemical information system

Berlin, Germany, September 5, 2001; Schering AG, Germany (FSE: SCH,
NYSE: SHR), announced today that it has contracted Tripos, Inc., St. Louis (Nasdaq: TRPS) to build an enhanced chemical information system and to provide additional services.

Currently, Schering's global research organization generates and stores proprietary data at different research sites throughout the organization, said Professor Bjoern Wallmark, Head of Corporate Research at Schering AG. This co-operation will support the critical task of turning information into knowledge, to be used in decision making through optimizing our scientific research information.

The Tripos system will provide Schering with a documentation of all chemical substances, which are used or synthesized within the company and will be based on ChemCore(TM) and MetaLayer(TM). The agreement marks another cornerstone in Schering's strategy to further strengthen its world-wide research activities and to speed up its successful activities.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radiopharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release as well as additional information about Schering AG is available at www.schering.de/eng

Berlin, Germany, September 5, 2001
Schering AG
Corporate Communication

For further information please contact:
Dr Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Dr Claudia Schmitt - Pharmakommunikation:
Tel.: +49-30-468 158 05;
Fax: +49-30-468 167 10;
eMail: claudia.schmitt@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de